FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

June 24, 2004

Hanson PLC Trading Statement

Hanson PLC, the international heavy building materials company, is issuing this trading statement in advance of the July 28, 2004 announcement of its interim results for the six months ending June 30, 2004.

Overview

As indicated at the AGM in May, the group's US and Australian aggregates operations have performed well in the first half, with volumes comfortably ahead of the prior year period. UK performance has however been disappointing and the North American Building Products division has experienced a number of conflicting trends.

Overall, Hanson anticipates a decrease in first half pre-tax, pre-exceptional profit (2003 £120.6 million). This is after approximately a net £5 million of higher pension costs, with UK increases partially offset by North America, and an adverse exchange effect, principally US dollar related, of approximately £5 million. Without these two factors, the group would expect to report a slight year-on-year improvement in first half profitability.

Trading update

North America

Thanks to strength in the Aggregates division, the group's North American operations are trading slightly ahead of the prior year period on a local currency basis.

Aggregates has enjoyed generally strong markets. Aggregates volumes are comfortably ahead, particularly in the north east and south east where weather patterns have been favourable. In addition, property disposal profits have increased, cement volumes in California have improved and cost reduction initiatives are on track.

Building Products has had a difficult first half. The Brick & Tile operation continues to perform strongly, helped by the successful Athens Brick acquisition and good underlying residential related demand. However, heavy rains in June have slowed shipments of concrete products in Texas, while in the west the construction season started slowly due to poor weather in the early part of the year. In addition, despite a record concrete pipe order book and positive volume trends in major product lines, cost performance has suffered as a result of a significant increase in raw material costs for steel in the concrete pipe business plus higher natural gas costs in the brick business.

UK

Excluding the impact of higher pension costs, and with no acquisition effect in 2004, the group's UK operations are anticipated to report a first half trading profit decline.

In UK Aggregates, while pricing continues to move ahead in the major product areas, volumes are down, in particular in asphalt and ready-mixed concrete. This reflects continued softness in roads-related demand, plus weakness in the division's southern and central areas where construction activity levels are generally weaker at present than elsewhere in the country.

UK Building Products' first half progress has been impacted by higher pension costs. Additionally, although price growth remains strong, brick volumes have been weaker and higher than anticipated gas and steel costs have also been a feature. However, based on recent experience, volume trends in all product areas are anticipated to improve in the second half.

Australia/Continental Europe & Asia

Volume and price increases in both aggregates and ready-mixed concrete continue to drive growth in the Australian operations. In addition, exchange translation and acquisition contributions have been favourable.

In the group's other division, Continental Europe is trading in line with the prior year, while Asia Pacific has been negatively affected by weaker volumes.

Senior management appointments and changes to group structure

Patrick O'Shea (45) (Chief Executive, Hanson Continental Europe & Asia) is appointed Managing Director, Hanson Aggregates UK. He succeeds Mike Ogden, who is leaving the group after three years in that role. Hanson's UK sea-dredged aggregates business, which was included within the Continental European operations, will be integrated into Hanson Aggregates UK. Patrick O'Shea has built a strong track record during his 14 years with the group and his management skills and previous responsibility for Hanson Marine will be valuable in helping the UK aggregates business tackle the challenging market conditions being experienced.

Leslie Cadzow (50) (Chief Executive, Hanson Australia) becomes Chief Executive of a new division, Hanson Australia & Asia Pacific, taking on responsibility for Hanson's operations in mainland China, Hong Kong, Malaysia, Singapore and Thailand, in addition to his existing responsibilities in Australia.

Justin Read (43) takes on responsibility for Hanson's Continental European operations, in addition to his present role as Head of Corporate Development and Corporate Affairs. Hanson's Continental European division comprises operations in Belgium, the Czech Republic, France, Germany, Holland, Israel and Spain.

Although these changes are effective immediately, the group's 2004 interim results will be reported on the basis of its former structure. However, restated historical financial information reflecting the new structure will be made available on the group's website on July 28, 2004.

Finance

Year to date gross acquisition spend totals approximately £30 million. In March 2004, Hanson acquired US brick manufacturer, Athens Brick, for $40.4 million. Other acquisitions include concrete products manufacturers in Texas and Australia, together with ready-mixed concrete and quarrying operations in Australia. Disposals include the group's UK concrete drainage operations and its asphalt joint-venture in Singapore.

Given the group's continuing strong cash flow, and despite investment opportunities enabling first half capital expenditure to run ahead of depreciation, net debt at June 30, 2004 is forecast to be approximately £950 million (June 30, 2003 £1,073.4 million).

Asbestos

In the first five months of the year, asbestos claims representing approximately 10,200 new claimants were received and claims representing approximately 2,800 claimants were resolved (of which approximately 70% were dismissed). At the end of May 2004, outstanding claimants totalled approximately 132,000 (124,200 at December 2003). This includes over 40,000 claimants in Ohio who may eventually be classified as "unimpaired" (and thus removed from court dockets) under legislation recently passed in that State.

As anticipated, the gross cost of resolving asbestos claims has been comparatively high in the year to date. This has been driven largely by plaintiff lawyers in reaction to the deliberations which have taken place in the US Senate aimed, currently unsuccessfully, at achieving a Federal asbestos reform bill. As a result, the gross cost in the first half of 2004 is forecast to be approximately $8 million higher than the $23.8 million recorded in the second half of 2003. The net first half cost for 2004 (after insurance recoveries and before tax) is forecast to be approximately $3 million.

Current expectations for the second half of 2004 are that the gross cost is likely to return to a level more in line with last year's second half, although it is anticipated that the proportion of the gross cost met by insurance will start to reduce. Consequently, Hanson will maintain a gross asbestos balance sheet provision of approximately $320 million ($316.8 million at December 2003) by taking a pre-tax, non operating exceptional charge of $35 million (approximately £12 million post tax) at the half year. The offsetting insurance asset is forecast to be approximately $44 million at June 30, 2004 ($73 million at December 31, 2003). Any requirement for an increase in the level of overall provision will be assessed at the year end based on underlying gross cost trends.

Outlook

Assuming normal weather patterns and no further US dollar weakness, the group anticipates a stronger year-on-year second half result in North America. This will be largely dependant on a pick up in North American concrete pipe volumes, since US aggregates volumes in the prior year period were relatively robust. The UK will continue to be affected by higher pension costs and delayed road maintenance activity, but some underlying improvement in Building Products is anticipated in the second half. With Australia forecast to maintain its strong performance, plus the benefit of lower net interest expense, the group continues to anticipate some improvement in 2004.

A conference call for analysts, hosted by Alan Murray (Chief Executive) and Jonathan Nicholls (Finance Director), will take place today at 8.00am (BST). The dial-in number is +44 (0)20 8515 2304. A recording of the conference call will be available for 48 hours from 11.30am (BST) today. The dial-in number is +44 (0)20 8797 2499 (PIN number 992581#), or, for US investors, +1 303 590 3000 (PIN number 581649#).

Inquiries:                       Justin Read
                                       Hanson PLC
                                       Tel: +44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world, with over 28,000 employees (including joint-ventures and associates) and operations in 16 countries.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve and are subject to risks, uncertainties and other factors that could cause actual results and developments to differ materially from those expressed or contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's 20-F filing with the Securities and Exchange Commission of the United State of America and include, but are not limited to, the general strength or weakness of the construction industry in North America, the United Kingdom, Continental Europe, Asia and Australia; changes in government policy or legislation in the regions and territories in which Hanson operates such as the approval of SAFETEA as the successor to TEA-21 in the United States of America or the introduction of the Aggregates Levy in the United Kingdom; costs of materials including cement, bitumen, energy, and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors; and changes in exchange rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 24, 2004